Exhibit 99.1

Lanvin Group Advances Strategic Transformation and Portfolio Optimization Amid Challenging Luxury Market

•	Preliminary FY2025 revenue of €240.5 million, down 17.6% year-over-year, reflecting industry headwinds and the Group’s proactive transformation and restructuring initiatives. Figures exclude Caruso following its strategic carve-out announced on February 6, 2026(1).

•	Revenue trends improved in H2 2025, with the decline narrowing significantly compared to H1, reflecting early progress from operational adjustments and brand initiatives.

•	St. John’s revenue in North America grew 8% in local currency, demonstrating the effectiveness of its strategy of focusing on its home market. Wolford’s performance stabilized, supported by improved product supply and strong H2 momentum in e-commerce and wholesale while Lanvin advanced its creative repositioning under Artistic Director Peter Copping.

•	Strategic portfolio and retail optimization initiatives continued, including the selective closure of underperforming stores, organizational adjustments at key brands, and the successful carve-out of Caruso, enabling the Group to concentrate on its core luxury brands.

•	Leadership strengthened across the portfolio, with Marco Pozzo appointed CEO of Wolford, Barbara Werschine Deputy CEO of Lanvin, and Mandy West CEO of St. John.

•	Transformation initiatives progressed across the Group and are expected to be largely completed in 2026, strengthening the foundation for improved profitability and long-term growth.

March 17, 2026 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, Sergio Rossi and St. John in its portfolio of brands, today announced its preliminary, unaudited revenues for the full-year 2025. Despite a challenging global luxury market in 2025, Lanvin Group continued advancing its strategic transformation and portfolio optimization initiatives while strengthening the foundations of its core brands. Excluding the divested Caruso business, revenues from continuing operations totaled €240.5 million, representing a 17.6% decrease year-over-year, reflecting both ongoing market volatility and the impact of its strategic initiatives aimed at enhancing operational efficiency and long-term brand positioning.

Review of the Full-Year 2025 Preliminary, Unaudited Revenues

Lanvin Group Revenue by Brand

	2025A	2024A	2025A vs. 2024A
(Euros in Thousands)	Preliminary	Audited	Growth %
Lanvin	57,627	82,720	-30%
Wolford	75,586	87,891	-14%
St. John	78,238	79,267	-1%
Sergio Rossi	29,535	41,910	-30%
Eliminations & Others	-488	76
Total Group	240,498	291,864	-18%

The Group navigated a challenging market environment in FY2025: Amid continued volatility in the global luxury market in 2025, Lanvin Group advanced a series of strategic initiatives aimed at strengthening its long-term positioning and improving operational efficiency. Excluding the Caruso business(1), the Group reported preliminary revenues of €240.5 million, representing a 17.6% decrease year-over-year. While the overall performance reflected ongoing industry headwinds and softer consumer demand in certain markets, the Group made meaningful progress in executing its transformation initiatives, including cost discipline measures, retail network optimization, and organizational adjustments across its brand portfolio. Revenue trends improved sequentially in the second half of the year, reflecting early benefits from these actions.

Brand portfolio evolution amid operational adjustments: Across the Group’s maisons, 2025 was characterized by continued operational refinement and brand development initiatives. Lanvin advanced its creative renewal following the debut collection of Artistic Director Peter Copping, which received strong industry recognition and supported encouraging order momentum in womenswear. Wolford’s operational performance stabilized during the year as production and logistics conditions improved, with notable progress in wholesale and e-commerce channels. St. John demonstrated strong resilience in the North American market, supported by its established customer base and product offering. Sergio Rossi continued its transition toward an asset-light operational model during the year, including steps to enhance supply chain flexibility through adjustments to its manufacturing structure. At the Group level, the completion of the Caruso divestment represents an important step in the ongoing portfolio review process, enabling greater focus on the Group’s core luxury brands.

Regional dynamics reflected shifting market conditions: Regional performance in 2025 continued to reflect varying consumer sentiment across global luxury markets. North America remained comparatively stable, supported by consistent demand and established brand recognition. In contrast, EMEA and Greater China experienced softer conditions during the year, reflecting cautious wholesale purchasing patterns and evolving consumer spending trends in the luxury sector. In response, the Group continued to refine its commercial strategies across regions while prioritizing operational efficiency and brand development initiatives tailored to local market dynamics.

2026 Outlook

Looking ahead, Lanvin Group remains focused on executing its ongoing transformation initiatives while continuing to strengthen the foundations of its key brand portfolio. In 2026, the Group expects to largely complete its current transformation program.

The Group’s brands will continue to deepen their presence and leadership in their respective home markets, leveraging local insights and consumer connections to drive sustainable growth. In parallel, Lanvin Group will selectively explore opportunities to expand asset-light business initiatives and strategic partnerships that support brand development and enhance long-term growth. Combined with continued creative renewal across its brands and a streamlined operating structure, these efforts aim to reinforce the Group’s positioning within the evolving global luxury landscape.

Note: All % changes are calculated on an actual currency exchange rate basis.

(1)	On February 6, 2026, Lanvin Group announced the strategic carve-out of Caruso. As of the date of this press release, Caruso is no longer part of the Company’s consolidated group. Revenue figures for all periods presented exclude Caruso and reflect continuing operations only. Please refer to the Company’s forthcoming 2025 Annual Report for additional details.

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Appendix

Lanvin Group Revenue by Brand:

	2025A	2024A	2025A vs. 2024A
(Euros in Thousands)	Preliminary	Audited	Growth %
Lanvin	57,627	82,720	-30%
Wolford	75,586	87,891	-14%
St. John	78,238	79,267	-1%
Sergio Rossi	29,535	41,910	-30%
Eliminations & Others	-488	76
Total Group	240,498	291,864	-18%

Lanvin Group Revenue by Geography:

	2025A	2024A	2025A vs. 2024A
(Euros in Thousands)	Preliminary	Audited	Growth %
EMEA	90,529	114,667	-21%
North America	116,048	123,786	-6%
Greater China	19,487	33,882	-42%
Other	14,434	19,529	-26%
Total	240,498	291,864	-18%

Lanvin Group Revenue by Channel:

	2025A	2024A	2025A vs. 2024A
(Euros in Thousands)	Preliminary	Audited	Growth %
DTC/eCommerce	164,049	200,752	-18%
Wholesale	66,670	78,898	-15%
Other	9,779	12,214	-20%
Total	240,498	291,864	-18%

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi and St. John Knits. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an understanding and access to the fastest-growing luxury fashion markets in the world. The shares of Lanvin Group are listed on the New York Stock Exchange under the ticker symbol ‘LANV’.

For more information about Lanvin Group, please visit http://www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

Disclaimer

The full-year 2025 revenues are preliminary and unaudited. Revenue figures presented reflect continuing operations and exclude Caruso following its carve-out announced on February 6, 2026. Prior periods have been presented on a comparable basis. The audit of the Group’s financial statements will be finalized at the time of the Group’s 2025 consolidated financial statements. These unaudited financial data are not a comprehensive statement of the Group’s financial results for the year ended December 31, 2025 and should not be viewed as a substitute for the Group’s full annual financial statements prepared in accordance with IFRS. These preliminary unaudited financial results are subject to revision in connection with the Group’s financial closing procedures, including the review of such financial results by the Group’s audit committee, and finalization and audit of the Group’s consolidated financial statements for the year ended December 31, 2025. During the preparation of the Group’s consolidated financial statements and related notes and the completion of the audit for the year ended December 31, 2025, additional adjustments to the preliminary estimated financial results presented above may be identified. Actual results for the period reported may differ from these preliminary results.

Forward-Looking Statements

This communication, including the section “2026 Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, Lanvin Group’s ability to timely complete its financial closing procedures and finalize its consolidated financial statements for fiscal year 2025; changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

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